FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:            SYNGENTA AG
Disclosure: "Disclosure of share ownership – The Bank of New York Mellon Corporation reports the addition of one of its Group subsidiaries as a direct holder of shares"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation reports that its subsidiary Pershing LLC has become a direct holder of shares

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on June 4, 2012, that its subsidiary Pershing LLC has become a direct holder of Syngenta shares as of June 1, 2012. The total holding of the Group amounts to 3.88% of the share capital corresponding to 3,567,975 registered shares of Syngenta AG, ISIN CH0011037469 and ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 73,243 shares (equalling a total of 3,641,218 shares).

The contact person within The Bank of New York Mellon Corporation for this notification is Nicholas Darrow, The Bank of New York Mellon Corporation, One Mellon Center, Room 2840, Pittsburgh, PA 15258-0001, U.S.A.

Basel, Switzerland, June 5, 2012

Syngenta AG

SYNGENTA AG

Date:	June 5, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	General Counsel Corporate Legal

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services